LAW OFFICES OF
CARMINE J. BUA
1660 Hotel Circle North, Suite 207
San Diego, California 92108
Telephone: (619) 280-8000
Fax: (619) 280-8001

April 11, 2007	File No. 3818F10/CL

Craig Slivka, Esq.

Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop: 7010

Re:	Eastern Goldfields, Inc.

Form 10-SB Amended December 18, 2006

File No. 0-52151

Form 10-QSB for the period ended September 30, 2006

Response to Comment Letter of January 17, 2007

Dear Mr. Slivka:

The undersigned is the U.S. Securities Attorney for Eastern Goldfields, Inc. (“EGI” or the “Company”).

Pursuant to the above-referenced comment letter and the various telephone discussions between our respective technical experts, this response letter is being concurrently submitted electronically.

A separate “hard copy” of this response letter and certain other documents as requested in your comment letter is being sent via Federal Express.

For purposes of convenience and ease of reference, please let this letter serve to specifically direct you to the responses to your comment

Craig Slivka, Esq.

April 11, 2007

letter.

The responses numbered below correspond directly to the numbered items in your comment letter dated January 17, 2007.

General

1.	Noted

Description of Business, page 3

Mineral Reserve, Page 10

2.

In their report, Behre Dolbear did not suggest that the company’s plans to construct a new plant for the Lily Mine be cancelled. Their recommendation was that the company commences its initial underground mining on the upper levels to the west of the then-current main open pit (i.e. above 4 Level) while continuing to use the existing Makonjwaan mill and tailings dam for a period of up to two years. The new plant would be phased in during that period while underground ore reserves would continue to be delineated by diamond drilling from surface and underground.

Behre Dolbear recommended that the company revises its capital cost estimates for the construction of the new plant, tailings dam and ancillary infrastructure. A principle issue in this recommendation is to factor the planned new plant and slimes dam into the pre-feasibility study at appropriately increased capital costs, and to demonstrate that the paylimit - after revision of operating costs commensurate with increased gold price forecasts, etc. - is such that the estimate of reserves is still fair and reasonable.

In terms of the general viability of the project (as per the pre-feasibility study), it is worth noting, and it is the company’s opinion, that it is reasonable to use a higher gold price than that used in the pre-feasibility study of a year ago. At that time, the gold price used in the paylimit calculations and cashflow forecasts was US$570/oz at an exchange rate of R6.0/$1 compared with the

Craig Slivka, Esq.

April 11, 2007

prevailing, and well sustained, price of around $650/oz and an exchange rate which has consistently been above R7/$1.

The Mine Plan in the prefeasibility study has been revised and is attached herewith. Also attached is EGI’s Mineral Reserve Statement as at December 31, 2006.

In this Mine Plan operating costs have increased by 15% resulting in a lowering of the pay limit.

LILY MINE
Operating pay limit

Total Operating Costs (annual)	(R)	48,600,000

Tons milled (annual)	(t)	180,000

Cost per ton milled	(R/t)	270.00
Gold price	(US$/oz)	600
Exchange rate	(R/US$)	7.00
Gold price	(R/kg)	135,000
Yield	(g/t)	2.00

Recovery	(%)	90
Yield	(g/t)	2.22

Mine call factor	(%)	90
Pay limit	(g/t)	2.47

Based upon revised rand-based operating costs, exchange rates and gold prices, the current paylimit of 2.47 g/t for the underground mining is lower than the paylimit of 2.65 g/t used in the pre-feasibility study a year ago. Therefore, the mineralized material which was classified as ore reserves in the original pre-feasibility study would still be within the limits of economic extraction, hence would retain its qualification as reserves.

Craig Slivka, Esq.

April 11, 2007

The capital expenditure estimate for the new mine has also been increased by 54% in rand terms (33% is US dollar terms) to US$12 million. In most parts of the world these revised capital costs would still seem low, but the company’s executives and their consultants recognize the special aspects of the South African mining industry, particularly it’s relatively low manufacturing costs and the availability of used equipment. On this basis, the capital costs are realistic.

Behre Dolbear expressed the view that the spacing between some of the drill intersections upon which the mineral reserve had been estimated was high, and recommended that infill-drilling be undertaken to improve the estimation confidence. Upon this recommendation, the company drilled a further 5950 meters in 21 boreholes with deflections. A total of 13 boreholes were specifically drilled as ‘in-fill’ intersections interspaced amongst the existing boreholes within the area demarcated in the pre-feasibility study as probable reserves below 4 Level. The remainder of the drilling was directed to further increase the amount of mineralized material in depth and along strike of the Lily ore zone.

The results of this additional drilling did not materially alter the original estimate of the mineralized material, thereby supporting the increased confidence that the company’s internal and independent competent persons are able to place on the estimate of mineralized material in that area.

Mill Tailings Capacity Analysis, page 11

3.

You state that the "limiter" for the amount of reserves eligible for declaration is defined by the amount of material (i.e. reserves) that can be realistically mined and processed within the practical limitations of our existing plant and, particularly, within the safety parameters of the slimes dam.

As stated above, the pre-feasibility study makes provision for the utilization of the existing Makonjwaan processing plant and tailings dam facilities while a new plant and tailings dam are constructed at the Lily Mine site during the build-up phase of the underground mining. Utilization of the existing plant is, therefore, merely a transitional phase in the build-up to processing the full production from underground at the new plant.

The existing tailings dam capacity has been revised to 120,000 tons as at

Craig Slivka, Esq.

April 11, 2007

December 31, 2006. This allows for a further 8 months at current production rates during which time an already selected alternative temporary site will be commissioned. The company’s tailings dam consultant has advised that the existing tailings dam is safe for slimes deposition until August 2007.

The alternative temporary site will be commissioned prior to August 2007. In the meantime, the company is investigating the installation of a paste thickener to be applied to the slimes before deposition. This technology has the significant merit of providing a more economical method of tailings disposal. Its application will also be considered for the new plant.

The planned milling capacity of the proposed new plant will be 180,000 t/a. At that production rate, the proposed new tailings dam will have a life of 25 years which exceeds the life of the reserves at the proposed exploitation rates defined in the pre-feasibility study.

4.

While we acknowledge your stance on the requirement for a definitive feasibility study, the company’s competent persons and independent consultants are of the opinion that our pre-feasibility study is, indeed, sufficiently detailed, and our estimation of the mineralized material being of adequately high confidence, to meet the requirements of an appropriately robust engineering and economic study as determined at a particular point in time.

During the period that has elapsed since the completion of the company’s pre-feasibility study, ground geochemical and geophysical surveys were conducted along the strike (horizontal continuation) of the Lily ore body, followed by surface diamond and reverse circulation drilling both east and west of the now defunct main open pit. This led to the discovery and subsequent establishment of the Lily East open pit, as well as the identification of further zones of mineralization along the strike of the Lily Fault (the main mineralized feature).

These discoveries have prompted EGI’s management to continue to investigate the lateral extent of the Lily ore body along the strike of the Lily Fault. To date, drilling has indicated that some 2000 m of strike has the potential of yielding sufficient quantities of mineralized material to justify a further phase of diamond and reverse circulation drilling. The latter has been designed to investigate the feasibility of a strike-orientated, shallow,

Craig Slivka, Esq.

April 11, 2007

underground mining layout rather than focusing the underground development, in the short to medium term, only on the depth extent of the mineralized zone beneath the main open pit, as proposed in the pre-feasibility study.

If the drilling results over the next 6 months or longer prove to be successful, the original pre-feasibility mining plan will be revised to include a shallow, strike-orientated engineering design and feasibility. Therefore, while it is not the company’s intention to complete any further engineering and economic studies over the initial area covered by our pre-feasibility study, it is possible that a final feasibility study may be conducted over a larger area than originally envisaged.

The Company’s Mining Consultant, page 12

5. Please see separate earlier letter of March 29, 2007 from William M. Aul, Esq.

Financial Statements for the Year Ended December 31, 2005

Consolidated Statement of Stockholders’ Equity, page F-7

6.

The remaining 38.02% of the voting rights of EGI immediately following the reverse acquisition with EGL were owned by providers of cash funds to EGI; i.e. represented by the funding group (“Zenith”). Please also refer to Table at Response 7 below.

7.	In response to your comment, please note chronology of events:

a.

The arrangement between the prior EGL shareholders and Zenith was that at the post acquisition stage EGL shareholders would own 61.22% of EGI; the remaining shares would remain with Zenith and the shareholders of Fairbanks Financial, Inc. (the “Seller Group”).

With the exception of 64,000 shares that remained with the Seller Group, all other shares of the listed shell corporation, Fairbanks Financial, Inc., was purchased for US$250,000. Shares issued at the time of purchase were 5,610,000 of which 520,000 shares were subsequently cancelled. This left 5,090,000 shares that were allocated as follows:

Craig Slivka, Esq.

April 11, 2007

EGL Former Shareholders

South African residents	1,495,000
Non-South African residents	945,511
2,440,744
Zenith	2,585,256
Seller Group	64,000
5,090,000

b.

The recapitalization of EGI also involved the issuance of an additional 2,736,247 shares of common stock to bring the total issued and outstanding common shares of EGI to 8,456,247. The 2,736,247 plus the 2,440,744 shares of EGI common stock (see b.) or 5,176,991 equals the 5,176,991 shares of EGSA Class A Preference shares issued as part of the acquisition of EGL by EGSA. All of the 5,176,991 shares of EGI common stock were transferred to Stirling Nominees to be held in the name of the former EGL shareholder. The allocation of the 2,736,247 EGI shares of common stock were issued to the former EGL shareholders as follows:

EGL Former Shareholders

South African residents	1,626,160
Non-South African residents	1,110,087
2,736,247

This resulted in the following allocation of shares of EGI common stock of former EGL shareholders:

	Free Trade	Restricted	Total	%
EGL Former Shareholders
South African residents	1,495,233	1,626,160	3,121,393	36.91%
Non-South African residents	945,511	1,110,087	2,055,598	24.31%
Total – EGL Former Shareholders	2,440,744	2,736,247	5,176,991	61.22%

Craig Slivka, Esq.

April 11, 2007

Zenith	2,585,256	630,000	3,215,256	38.02%
Seller Group	64,000	-	64,000	0.76%
Total – EGI Post Acquisition	5,090,000	3,366,247	8,456,247	100.00%

In order to comply with South African Exchange Regulations of the South African Reserve Bank, a mechanism was put in place in order to accommodate EGL’s former shareholders. This mechanism allowed for former EGL shareholders to exchange their EGSA Class A Preference shares into EGI shares of common stock. This exchange mechanism was documented by an offer by EGI to the EGSA Class A Preference shareholders. The offer from EGI involved the following aspects:

a.

Offer: Offer by EGI to the holders of A Shares in the capital of EGSA (“Offerees”) whereby EGI offers to the offerees to acquire all or a portion of the shares held by each of the offeree. The offer remains binding on EGI for a period of 20 years from the offer effective date of October 1, 2005. In accepting the offer, an offeree has the choice of accepting by way of a “cash acceptance” or a “share acceptance” in respect of his/her shares.

b.

Share Services Agreement: An agreement dated October 1, 2005, between EGI and Stirling Nominees Limited (“Stirling”) whereby Stirling provides the necessary services in relation to EGI’s discharge of its obligations arising from EGI offer. Accordingly, EGI issued the full entitlement of EGL former shareholders of 5,176,991 shares to Stirling Nominees (the “Service Fee Shares”) and to pay to Stirling an annual fee of $10,000 as consideration for Stirling providing the services. Stirling pledged the Service Fee Shares to EGI as security for its own obligations.

Therefore, the number of EGI shares of common held by Stirling Nominees for the benefit of former EGL shareholders is equal to the number of EGSA Class A Preference shares held by former EGL shareholders.

This mechanism has been accepted by the South African Reserve Bank and is in practice by certain South African entities which have foreign corporation

Craig Slivka, Esq.

April 11, 2007

holding companies listed in the United States including Net 1 UEPS Technologies, Inc. (Nasdaq: UEPS); Tanzanite One Limited (TNZ.L).

Prior to December 31, 2005, the Non-South African residents of EGL’s Former Shareholders holding 2,055,598 A Shares in EGSA exercised the “share acceptance” option of the Offer. Accordingly, 2,055,598 A Shares in EGSA were cancelled and the Non-South African resident shareholders received 2,055,598 EGI shares of common stock held on their behalf by Stirling Nominees. Consequently, 3,121,393 EGSA Class A Preference shares that are issued and outstanding are exchangeable into 3,121,393 shares of EGI common stock held by Stirling Nominees for the benefit of certain former EGL shareholders.

Please note that this mechanism only requires that Stirling Nominees hold the EGI shares of common stock for the benefit of certain former EGL shareholders and that no consideration was received from Stirling Nominees and that they merely provide a service in the event that a former EGL shareholder accepts either a share or cash acceptance as part of the offer by EGI. In addition:

a.

Stirling Nominees will issue irrevocable proxies to the Class A Preference Share shareholders to vote on all matters relating to the equivalent number of EGI common stock held by Stirling for the benefit of the EGSA Class A Preference shareholder.

b.	Stirling Nominees waived all of its entitlements to receive cash dividends from EGI in favour of EGSA A Share shareholders.

8.	Your understanding in the opening paragraph of your prior comment 18 is correct. Our response to your further comments under comment 18 are as follows:

•

Stirling Nominees received the shares of EGI common stock as part of the reverse acquisition of EGL by EGI (formerly Fairbanks Financial, Inc.). Stirling Nominees received the shares of EGI common stock by holding these shares for the benefit of certain EGSA Class A Preference shares. The Class A Preference Shares were issued as part of the reverse acquisition of EGL by EGI through its South African subsidiary EGSA.

Craig Slivka, Esq.

April 11, 2007

•

In the event that Stirling Nominees is unable to sell its shares into the market place as part of a cash acceptance for the offer of EGI to the EGSA Class A Preference shareholders, the provisions of Clause 6.2 of the Share Services Agreement between EGI and Stirling Nominees come into effect. According to Clause 6.2.3, Stirling Nominees will retain any EGI shares which were not able to be sold and will be held in accordance with the agreement.

•

Your assumption that we gave our common stock to Stirling Nominees without receiving any consideration for our common stock from Stirling Nominees is not correct. As described previously, Stirling Nominees is holding the EGI shares of common stock on behalf of the EGSA Class A Preference shareholders. The Class A Preference Shareholders received their Preference shares as a result of the reverse acquisition described above.

As for the legal obligation to fulfil our exchange offer to the A Class Preference shareholders, please note that EGI does not have any legal obligation under the Share Services Agreement under a cash acceptance to guarantee or ensure any market price for the sale of the EGI common shares. For example, 100,000 EGI shares of common stock were sold by EGSA Class A Preference Shareholders in November 2006. Stirling Nominees was able to sell the shares in a private transaction for the price requested by the shareholder, but EGI or EGSA do not guarantee or ensure any sales price as part of the transaction.

Accordingly, in that your understanding of the above discussed legal obligations with respect to the A Class Preference Shareholders is not correct, it will not be necessary to revise the classification of the A Class Preference Shares as a mezzanine item.

The following related agreements were provided in support of our explanation of the above responses and our related accounting treatment in our earlier response to you dated December 18, 2006:

Craig Slivka, Esq.

April 11, 2007

•	Share Services Agreement dated October 1, 2005 and attached Annexure A (The Offer) and Annexure B (The Acceptance)

Note 5 – Property, Plant and Mine Development, page F-19

9.	With reference to the above points 2, 3 and 4, the company is of the opinion that there is no need for it to revise its estimate of reserves, hence should not have to impair its mining assets.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Item 2. Management’s Discussion and Analysis or Plan of Operations,

10. We confirm that in our future filings we will disclose and quantify material changes in our balance sheet or results that are caused by changes in exchange rates.

Very truly yours,

/s/ Carmine J. Bua

CARMINE J. BUA, III

CJB:dmj

enclosures

cc: Eastern Goldfields, Inc. (via fax)

FedEx US Airbill No. 8595 1556 6420

Attachment 1

Eastern Goldfields Incorporated

Statement of

MINERAL RESERVES AND

MINERALISED MATERIAL

as at

31 December 2006

MINERAL RESERVE STATEMENT

as at 31 DECEMBER 2006

REVIEW

Eastern Goldfields Incorporated (“EGI”) is pleased to release its annual Reserve Statement for its gold assets for the year ending 31 December 2006.

EGI is a United States registered corporation with a 74% controlling shareholding in its South African operating subsidiary, Eastern Goldfields Limited (“EGL”).

EGL is a gold producer and mineral development company, currently conducting mining operations and mineral exploration in the Barberton Greenstone Belt area of the Mpumalanga Province, South Africa.

EGL is a holding company which, in addition to owning mineral exploration assets, has three wholly owned South African subsidiary corporations; namely, Makonjwaan Imperial Mining Company (Pty) Ltd, (MIMCO); Centurion Mining Company (Pty) Ltd. (Centurion); and Eastern Goldfields Exploration (Pty) Ltd (EGE).

EGI’s Mineralised Material and Mineral Reserves are contained in the Group’s principal mineral assets listed below :

Eastern Goldfields Limited - Principal Mineral Assets

Company	Principal Asset	Asset Status
EGL	Worcester Mine	Exploration/Dormant Mine
MIMCO	Lily Mine	Production/Development
	Makonjwaan Mine	Exploration
	Imperial Mine	Exploration/Dormant Mine
Centurion	Bonanza Mine Centurion	Exploration/Dormant Mine Dump Material
EGE	Various	Exploration

EGI reports Mineral Reserves in compliance with the guidelines of the SEC Guide 7 (see Appendix 1). However it is the policy of EGL to report its Mineral Resources and Mineral Reserves in compliance with the guidelines of the South African Mineral Resource Evaluation Committee (SAMREC) published under the auspices of the South African Institute of Mining and Metallurgy. A comparison of the SEC and SAMREC definitions is listed in Appendix 2.

The increase in EGI’s Mineral Reserves was primarily as a result of the exploration focus at the Lily Mine. A total of 6,720 metres of diamond and percussion drilling were completed during 2006. The aim of the drilling exercise was twofold: a) to infill-drill between existing intersections to upgrade the estimation confidence of the Mineral Reserves within the underground section of the Lily ore body in preparation for the commencement of underground mining in 2007 and b) to further extend the Mineralized Material and Mineral Reserves along strike and in depth. The drilling was spread over 1000 metres of strike.

The overall effect was to substantially increase the confidence level of existing Mineralised Material and allow the conversion of portions of Mineralised Material to Probable Reserves in the underground section. The Proved Reserves relate to the open pit section and the Probable Reserves to the underground section.

The Mineral Reserves and Mineralised Material estimates were compiled by EGI’s in-house Competent Persons and independently audited by Professor Dick Minnitt from the School of Mining Engineering, University of the Witwatersrand.

	F2006				F2005
CATEGORY	Tons	Grade	Content		Tons	Grade	Content
	(000)	g/t	Kg	oz	(000)	g/t	kg	oz

Mineralised Material	5,856	2.05	12,010	386,400	5,767	3.06	17,650	567,600

Reserves
Proved	93	2.58	240	7,700	186	2.85	530	17,000
Probable	2,089	5.34	11,150	358,400	0	0.00	0	0
Total	2,182	5.22	11,390	366,100	186	2.85	530	17,000

Summary of EGI’s Mineral Reserves and Mineralised Material by Mineral Asset
	F2006				F2005
CATEGORY	Tons	Grade	Content		Tons	Grade	Content
	(000)	g/t	Kg	oz	(000)	g/t	kg	oz

Mineralised Material
Lily	4,702	1.79	8,400	270,200	4,613	3.04	14,040	328,800
Makonjwaan	296	3.41	1,010	32,500	296	3.41	1,010	32,500
Imperial	152	4.01	610	19,600	152	4.01	610	19,600
Worcester	50	6.40	320	10,300	50	6.40	320	10,300
Bonanza	95	4.11	390	12,600	95	4.11	390	12,600
Centurion (sands)	561	2.28	1,280	41,200	561	2.28	1,280	41,200
Total	5,856	2.05	12,010	386,400	5,767	3.15	17,650	567,600

Reserves
Lily	2,182	5.22	11,390	366,100	186	2.85	530	17,000
Makonjwaan	0	0.00	0	0	0	0.00	0	0
Imperial	0	0.00	0	0	0	0.00	0	0
Worcester	0	0.00	0	0	0	0.00	0	0
Bonanza	0	0.00	0	0	0	0.00	0	0
Total	2,182	5.22	11,390	366,100	186	2.85	530	17,000

Summary of EGI’s Total Mineral Reserves and Mineralised Material

Note: Rounding of decimal points in this report, and in additional information, may result in minor discrepancies in the figures reported.

COMPETENT PERSONS

The estimates of Mineral Reserves and Mineralised Material are derived from EGL’s Mineral Reserve and Mineral Resource statement reported in compliance with the South African Mineral Resource Evaluation Committee (SAMREC) code.

EGL’s Mineral Resources and Mineral Reserves were compiled and reviewed by the following Competent Persons :

•	Mike Begg BSc (Hons) Econ.Geology, Pr.Sci.Nat – Technical Manager with 13 years experience in Archaean greenstone geology
•	Sam Mawson MSc (Exploration), Pr.Sci.Nat –Group Geologist with 25 years experience in Archaean greenstone geology
•	Trevor Cronwright – Group Surveyor with 38 years experience in Archaean gold mine evaluation.
•	Dr Willo Stear PhD, MSc(Geol), MSc(Min Eng), M.Phil., FAusIMM, FSAIMM, FGSSA, Pr.Sci.Nat. – Technical Director

The named employees are permanent employees of EGL.

The conversion of these data to comply with SEC Guide 7 was compiled by Mike Begg.

SUPPORTING INFORMATION

Supporting information pertinent to the calculation of the Mineral Reserves and Mineralised Material reported herein is contained in Appendices 1-5 attached below.

Appendix 1a: SEC DEFINITIONS

SEC CODE (USA)
Mineralised Material

Mineralization that does not qualify as reserves under SEC definitions may be reported as mineralised material if it meets certain qualifications.

Mineralised material does not include: material reported as reserves or volumes and grades estimated by using only geologic inference.

A mineralised body, which has been delineated by appropriately spaced diamond drilling and/or underground sampling to reasonably assume continuity between samples within the area of influence and to support a sufficient tonnage and average grade of metals.

Mineralised material should be reported as “in situ” tonnage and grade

Such a deposit does not qualify as a reserve until an evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

Probable Reserve

Reserves for which the quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites of inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proved Reserve

Reserves for which a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detail sampling and b) the sites for inspection, sampling and measurement are spaced so closely that the geologic character is so well defined that size, shape, depth and mineral content or reserves are well established.

APPENDIX 1b: COMPARISON OF SEC and SAMREC DEFINITIONS

SEC CODE (USA)		SAMREC CODE (RSA)
	Not Recognised	Inferred Mineral Resource

That part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is based on geological information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be of limited or of uncertain quality and reliability

Mineralised Material

Mineralization that does not qualify as reserves under SEC definitions may be reported as mineralised material if it meets certain qualifications.

Mineralised material does not include: material reported as reserves or volumes and grades estimated by using only geologic inference.

A mineralised body, which has been delineated by appropriately spaced diamond drilling and/or underground sampling to reasonably assume continuity between samples within the area of influence and to support a sufficient tonnage and average grade of metals.

Mineralised material should be reported as “in situ” tonnage and grade

Such a deposit does not qualify as a reserve until an evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

Indicated Mineral Resource Measured Mineral Resource

That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on appropriate exploration techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or appropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrop, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Probable Reserve

Reserves for which the quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites of inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve

Economically extractable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies (and all that these entail), must demonstrate that, at the time of reporting, extraction is reasonably justified.

Proven Reserve

Reserves for which a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detail sampling and b) the sites for inspection, sampling and measurement are spaced so closely that the geologic character is so well defined that size, shape, depth and mineral content or reserves are well established.

Proved Mineral Reserve

Economically extractable material derived from a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies (and all that these entail), must demonstrate that, at the time of reporting, extraction is reasonably justified.

Appendix 2: MINERAL RESERVES – ADDITIONAL INFORMATION

MINERAL RESERVES

Proven and Probable Mineral Reserves have been estimated using the data shown in the tabulations below (Appendix 3).

The Lily Mine, being the only operational mine for which technical and economic studies have been completed at the date of reporting, contains a Mineral Reserve for the open pit (Proved Reserve) and planned underground mining operations (Probable Reserve).

The pay limits and cut-off grades are estimated using the respective prevailing operating costs, gold price, recoveries and yields.

Proved Reserves

Lily Mine

At the Lily Mine, the open pit Proved Reserves were estimated from the pit surface, as surveyed at the end of December 2006, down to the planned pit base at 500 metres above mean sea level. They are based on a pay limit of 2.46 g/t Au calculated from operating costs, gold price of US$650/oz, R/US$ exchange rate of R7.20/US$, metallurgical recovery factor of 90% and MCF (mine call factor) of 85%. These calculations are estimated for each quarter in advance and then totalled for the year.

Proved Reserves

LILY MINE – Lily East Pit
	In Situ Ore @ > 1.0g/t			Dilution 10%	Mineral Reserves
Bench	Tonnes	g/t	kg	Tonnes	Tonnes	g/t	kg	oz
520	8,600	2.94	25.313	960	9,459	2.72	25.743	827.65
515	19,450	3.05	59.274	1,945	21,393	2.82	60.246	1,936.95
510	19,250	2.93	56.307	1,925	21,175	2.70	57.270	1,841.27
505	18,800	2.63	49.369	1,879	20,665	2.43	50.308	1,617.43
500	18,650	2.49	46.410	1,865	20,520	2.31	47.343	1,522.11
Total	84,750	2.79	236.673	8,474	93,212	2.58	240.910	7,745.42

Probable Reserves

Lily Mine

The Probable Mineral Reserves were estimated from a combination of geological modelling using the GEMCOM (GEMS 6) software package and traditional weighted triangular section estimation methods using the diamond drill borehole intersection values. Probable Mineral Reserves have been estimated for the area from the base of the discontinued Lily Main open pit and the expected pit base of the Lily east open pit at the end of its operational life in June 2007, down to the planned underground 14 Level, 250 meters above mean sea level. A cut-off grade of 2.25 g/t Au has been used for underground mining, which coincides with the actual calculated pay limit of 2.22 g/t based on cost and gold price estimates.

Probable Mineral Reserves

LILY MINE – Lily Underground
Tonnes	Reef Width	Grade	Contents
t	cm	g/t	kg	oz
2,089,000	350	5.34	11,000	358,000

The respective prevailing operating costs, gold prices, recoveries and yields used to calculate pay limits are listed in Appendix 3.

Details of the sampling, assaying accuracy and precision, modelling methodology and logic and other related information is discussed in Appendix 4.

The Grade/Tonnage Curve for the Lily Mine’s underground Mineralised Material is illustrated in Appendix 5.

Appendix 3: PAY LIMIT ASSUMPTIONS FOR MINERAL RESERVES

Proved Mineral Reserves Pay Limit Assumptions

EGI LILY MINE
Open Pit Operating Pay Limit as at December 31, 2006 2007
Operating Cost – Monthly Average	R	2,568,800
Tons Milled	t	137,000
Cost per Ton Milled	R	225.00

Gold Price	US$/oz	650
Exchange Rate	R/US$	7.20
Gold Price	R/Kg	150,000

Yield Required (recovery)	g/t	1.50
Mill Recovery	%	90
ROM Yield (recovery + residue)	g/t	1.67
Mine Call Factor	%	85
Operating Pay Limit	g/t	1.96

Probable Reserves Pay Limit Assumptions

EGI LILY MINE
Underground Operating Pay Limit as at December 31, 2006 2007
Operating Cost – Monthly Average	R	4,050,000
Tons Milled	t	180,000
Cost per Ton Milled	R	270.00

Gold Price	US$/oz	650
Exchange Rate	R/US$	7.20
Gold Price	R/Kg	150,000

Yield Required (recovery)	g/t	1.80
Mill Recovery	%	90
ROM Yield (recovery + residue)	g/t	2.00
Mine Call Factor	%	90
Operating Pay Limit	g/t	2.22

Appendix 4: OTHER SUPPORTING INFORMATION

SAMPLING METHOD

Lily Mine

Data used for the Mineral Reserves estimates at Lily Mine were collected from half diamond drill core (HQ, NQ, TNW and BX core), reverse circulation percussion borehole chips and bench rip- line channel sampling.

Half core samples were of varying lengths depending on logged lithology and structural interpretation. Reverse circulation drilling (RC) and rip line samples are composited into routine one metre lengths.

Samples from hard rock rip lines are cut using a diamond saw, yielding about 500 grams of sample per one metre channel. Some historical underground channel sampling results and underground diamond drill core sampling results have been utilised where other data have been sparse. The sampling information database contains 6,973 co-ordinated assay results.

Each five metre bench of the open pit is sampled on a 5 metre x 1 metre grid, generating between 1,000 to 2,500 samples per bench with each sample point fixed on Lo 31° co-ordinates. To date, the database contains 53,441 co-ordinated rip-line gold assay results. The sample database and assay plans are up-dated weekly and this latest resource statement is based on survey, sampling and geological modelling results as of the 31 December 2006.

Makonjwaan Mine

Reported estimates for the non-operational Makonjwaan Mine Mineralised Material is derived from underground channel sampling, underground diamond drilling, surface diamond drilling and some rip line sampling results.

Imperial Mine

Surface diamond drilling and underground channel sampling results from the non-operational Imperial Mine comprise the database used for the Mineralised Material estimates.

Bonanza Mine

Mineralised Material estimates at the defunct Bonanza Mine are based on underground channel sampling with surface diamond drilling assay results included where underground data is sparse.

The Centurion sand dumps are essentially part of the Bonanza Mine although they extend to the nearby Sheba Mine. The sands additionally contain small amounts of tailings from other deposits but are reported as being part of Bonanza. The dumps have been auger sampled and all holes were surveyed for the volume measurements.

Worcester Mine

Mineralised Material at the defunct Worcester Mine is based on surface diamond drill core sampling and underground channel sampling from development drives and stopes.

ASSAYING TECHNIQUE

Ore Deposit	Laboratory	Sample Preparation	Assay Method
Lily Mine Makonjwaan Mine Imperial Mine	Makonjwaan	Drying, crushing, pulverising to 95%<75µ	Pre 2003 = fire assay with AAS (50g) Post 2003 = gravimetric fire assay (50g) Only fire assay with AAS (50g)
Bonanza Mine	Bonanza	Drying, crushing, pulverising to 95%<75µ	Only fire assay with AAS (50g)
Worcester Mine	Various		Fire assay with AAS finish on a 25 or 50 gram sub-sample was the norm

IN SITU BULK DENSITY

All Mineral Reserves and Mineral Resources quoted in this report are based on the typical prevailing gold mineralization and the following bulk densities have been used in the calculation of Mineral Reserve and Mineral Resource estimates.

Revised at the end of December 2006
Mine
Density Used
Lily Mine U/G	3.10
Makonjwaan Mine	3.00
Lily Mine Open Pit	3.10
Imperial Mine	3.00
Bonanza Mine	2.70
Centurion Sands	1.60
Worcester Mine	2.70

Rock density determinations are carried out routinely by the Makonjwaan laboratory for the Lily Mine’s waste and ore.

PRECISION AND ACCURACY

The Makonjwaan laboratory carries out its own duplicate, blank and standard assays to monitor assay precision and accuracy. From time to time, duplicates are sent to referee laboratories for independent checks of precision. Records show that actual assay precision and accuracy is within 15% precision at 95% confidence limits using the simple control charts formulated by Thompson and Howarth (1978).

For recent diamond drilling programs conducted at Lily Mine,10% of core sent in for assay was re-assayed as blind duplicates collected from the 8 mm crusher rejects. The results of the blind duplicate assays show a scatter, indicating that there is a nugget effect masking the actual assay value. However, the results of multiple assaying of international gold standards (Rocklabs Reference Material OxL34 and SI15) illustrate that the accuracy is within 15%. This is using the Thomson and Howarth (1978) method.

The mine laboratory has been in operation for the past 15 years and has carried out assaying for the Imperial and Makonjwaan Mines in addition to the Lily Mine. Therefore, it is assumed that the precision and accuracy of assaying for the former two mines was similar to what it is today as described above.

There is no record of precision and accuracy for the Bonanza Mine laboratory analyses. With regard to the Worcester Mine’s historical assay reliability, the original assay returns will have to be reviewed and checked, where possible, against standard gold assays. This has not been done to date.

MODELLING METHODOLOGY

Mineralised Material tonnages and grades are estimated in-situ over the true reef widths and include mineralization at zero g/t Au cut-off. The Mineralised Material is reported exclusive of the Mineral Reserves

It is the policy of EGL to report Mineralised Material as an inventory of all gold mineralization having a reasonable chance of being brought to account given favourable technical and economic conditions.

Utilizing GEMCOM 6.00 software, the Lily Mine ore zones were up-dated and re-modelled using all the historical rip line sampling and geological mapping together with reverse circulation drilling, diamond drilling and underground sampling results. Geological solids (representing the ore zones) of the 3 geological defined mineralized units were constructed. These zones comprise the Bottom Reef, Middle Reef and Top Reef. These three reefs are best developed mainly in the centre west and west of the pit.

The 3 reef solids were used to create a non-isometric block model with blocks measuring 5m x 2m x 5m in size (5 metres on strike, 2 metres across strike and 5 metres down dip). The block model is orientated 7° north of due east in order to parallel the strike. The blocks in each model were populated with gold grade using Inverse Distance “kriging” using different search radii along strike, down dip and across strike depending on the category of resource being estimated.

In addition, the search ellipsoid was tilted at -75° south to parallel the steep southerly dip of the reef zones. The first 6 samples encountered are used to arrive at the average gold grade of each block. A minimum of 2 samples are required to populate each block and only assays located within the ore zones are used for the estimation.

Visible gold was detected in some of the diamond drill core. The lithological logs from the Anglovaal Limited diamond drilling indicate that visible gold occurred as specks and small plates. In these cases, the core was sampled normally and included visible gold. In the recent surface drilling, however, the deflection in borehole LD 15 intersected spectacular visible gold as a lacy fabric of hair-like veinlets and irregular shaped leaves and blebs over a 20 centimetre length. In this case every effort was made to exclude the visible gold from the samples submitted for assaying.

Extraordinary high assay results described above tend to overvalue the average grade of the deposit so in this case a top-cut has been applied. The top-cut calculation used is the log mean + 2x log variance, as suggested by Isobel Clerk and supported by Professor R Minnitt. Reconciliations of bench grades with plant production indicate that this is the best way of accounting for high values and at the same time maintaining reasonable reconciliation.

It has been found that GEMCOM block modelling is successful in areas where there is a high density of data. However, application of the technique to areas of sparsely and irregularly distributed data has highlighted some deficiencies, particularly as reflected in the results of the diamond drilling program completed in January 2006. The additional 6,000 metres of diamond drilling carried out over September 2006 to March 2007 has increased the drill density in those areas, thereby increasing the confidence in the use of the block modelling for estimating resources in depth.

Mineralised Material is estimated from a block model using search distances 100m x 100m x 5m. The search ellipsoid was tilted at -75° south to parallel the steep southerly dip of reef zones. The first 6 samples encountered were used to arrive at average gold grades of each block. A minimum of 2 samples was required to populate each block and only assays located within the ore zones were used for the estimation. Indicated Resource is based on a 100 metre search radius in the block model and by polygonal section estimation using the remainder of wider spaced diamond drilling together with some trench channel sampling results over the remainder of the Lily Mine known area of mineralization.

Proved Reserves estimation of the open pit is derived from the Measured Resource based on the block model populated by inverse distance kriging using a reasonably dense assay database compiled from both drilling and close spaced rip line assay results. Reconciliations with mine production have shown that the block model estimates have been within 15% of the mine’s grade control estimates.

Probable Reserves estimates for the underground are derived from the resources based on the same model parameters. The March 2006 estimate however, was derived from the Measured and Indicated Resource blocks using polygonal weighted triangular section estimation methods on the diamond drill borehole intersection values. It appeared then that inverse distance kriging using wide spaced data points in a deposit with a highly variable gold distribution pattern, tends to “smooth” high (and conversely low) gold values, resulting in a populated block model containing large areas of either high grade (or low grade) that do not reflect the true tenure of gold mineralization and its distribution as experienced from the past four years of mining.

The additional 6,000 metres of in-fill diamond drilling as recommended by Behr Dolbear has resulted in a drill spacing that is sufficiently dense to populate a block model that better reflects the tenure of the gold distribution in depth and along strike.

Appendix 5: GRADE TONNAGE CURVE FOR LILY MINE UNDERGROUND MINERALISED MATERIAL

Cut off grade	Tons	Grade	Content
g/t		g/t	kg	ounces
0.00	5,244,051	2.85	14,962	481,024
0.25	5,068,771	2.95	14,932	480,071
0.50	4,777,527	3.10	14,823	476,557
0.75	4,517,843	3.24	14,659	471,300
1.00	4,064,236	3.51	14,271	458,815
1.25	3,646,176	3.79	13,805	443,845
1.50	3,182,267	4.14	13,173	423,517
1.75	2,803,015	4.48	12,552	403,554
2.00	2,406,231	4.91	11,815	379,871
2.25	2,089,245	5.34	11,146	358,363
2.50	1,851,377	5.72	10,584	340,295
2.75	1,579,683	6.25	9,871	317,345
3.00	1,395,983	6.69	9,342	300,363
3.25	1,244,697	7.13	8,873	285,261
3.50	1,061,876	7.78	8,261	265,583
3.75	923,294	8.40	7,760	249,478
4.00	826,052	8.94	7,384	237,390
4.25	732,914	9.55	7,001	225,093
4.50	691,242	9.86	6,819	219,224

Attachment 2

Lily Mine Plan - March 2007

Year to December		2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
		Total	Total	Total	Total	Total	Total	Total	Total	Total	Total	Total
PRODUCTION
Tons milled (1)	(t)	11,000	120,000	162,000	180,000	180,000	180,000	180,000	180,000	60,000	-	1,253,000
Head Grade (2)	(g/t)	-	8.83	6.26	3.47	3.41	3.38	3.43	3.34	3.41	-	4.26
Recovery	(%)	-	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	-	91.9
Yield	(g/t)	9.15	7.95	5.63	3.12	3.07	3.05	3.09	3.01	3.07	-	3.92
Gold Produced	(kg)	100.7	953.5	912.0	561.3	552.6	548.2	555.5	540.9	184.2	-	4,908.9
	(oz)	3,237	30,657	29,321	18,047	17,766	17,625	17,860	17,391	5,922	-	157,827

Gold Price	(US$/oz)	600	600	600	600	600	600	600	600	600	600
Exchange Rate	(R/US$)	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00
GROSS REVENUE	(US$000)	1,942	18,394	17,593	10,828	10,660	10,575	10,716	10,435	3,553	-	94,696
OPERATING COSTS	(US$000)	(2,307)	(6,224)	(6,744)	(6,942)	(6,942)	(6,942)	(6,942)	(6,942)	(1,774)	-	(51,760)
CASH OPERATING PROFIT	(US$000)	(365)	12,170	10,849	3,886	3,718	3,633	3,774	3,493	1,779	-	42,936

Less: Amortization	(US$000)	(120)	(3,429)	(2,571)	(1,200)	(1,200)	(1,000)	(1,000)	(1,000)	(643)		(12,163)
OPERATING PROFIT	(US$000)	(485)	8,741	8,278	2,686	2,518	2,633	2,774	2,493	1,136	-	30,773
Profit Margin	(%)	(25)	48	47	25	24	25	26	24	32	-	32

PROFIT BEFORE TAX	(US$000)	(485)	8,741	8,277	2,686	2,518	2,633	2,774	2,493	1,136	-	30,773
Taxation	(US$000)	-	-	-	-	(347)	(737)	(783)	(690)	(335)	-	(2,892)
PROFIT AFTER TAX	(US$000)	(485)	8,741	8,277	2,686	2,170	1,897	1,991	1,803	801	-	27,881
												-
*Amort / non-cash items	(US$000)	120	3,429	2,571	1,200	1,200	1,000	1,000	1,000	643	-	12,163
Capital Expenditure	(US$000)	(3,851)	(8,295)	-	-	-	-	-	-	-	-	(12,146)
CASH FLOW	(US$000)	(4,216)	3,875	10,849	3,886	3,370	2,897	2,991	2,803	1,443	-	27,898

UNIT COSTS
Cash Operating Costs	(US$/t)	209.77	51.87	41.63	38.57	38.57	38.57	38.57	38.57	29.57	-	41.31
Cash Operating Costs	(US$/oz)	713	203	230	385	391	394	389	399	300	-	328

(1) The tons milled in 2007 represents the start up of production which is scheduled for the second half of the year.
(2) The head grade decreases after the first two years to approximately 3.4 g/t but remains above the pay limit of 2.47 g/t.